15045538

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 24 2015
Washington DC

SEC FILE NUMBER
8- 53442

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BLP ADVISORS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19 WELCH RD.
(No. and Street)

LONDONDERRY	NH	03053
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARGARET JOHNS (603)437-0198
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TUTTLE, NATHAN TALMADGE
(Name – *if individual, state last, first, middle name*)

14220 PARK ROW #831	HOUSTON	TX	77084
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, MARGARET JOHNS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BLP ADVISORS, LLC, as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Pastora Conradi
Notary Public, State of New Hampshire
My Commission Expires Mar. 16, 2016

Signature

Member, President

Title

P Conradi 02/23/2015

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLP Advisors, LLC

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2014

Contents

Independent Auditors Report 3

Financial Statements 4

Statement of Financial Condition 4

Statement of Operations 5

Statement of Cash Flows 6

Statement of Changes in Ownership Equity 7

Statement of Changes in Subordinated Liabilities ..... **Error! Bookmark not defined.**

Notes to Financial Statements 8

Supplementary Schedules Pursuant to SEA Rule 17a-5 10

Computation of Net Capital 10

Computation of Net Capital Requirement 10

Computation of Aggregate Indebtedness 10

Computation of Reconciliation of Net Capital 10

Statement Related to Uniform Net Capital Rule 11

Statement Related to Exemptive Provision (Possession and Control) 11

Statement Related to SIPC Reconciliation 11

Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) 12

Auditors Review of Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) 13

Nathan T. Tuttle, CPA

14220 Park Row, Suite 831
Houston, Texas 77084

Phone: (713) 256-1084
Fax: (832) 426-5786

INDEPENDENT AUDITOR'S REPORT

To the Members of
BLP Advisors, LLC
Londonderry, NH

I have audited the accompanying statement of financial condition of Blue Lake Partners, LLC (the "Company") as of December 31, 2014, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair representation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted the audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that that the audit evidence that I obtained is sufficient and appropriate to provide a reasonable basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

This audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the Supplemental Schedules required by Rule 17a-5 under the Securities and Exchange Act of 1934 is presented for the purpose of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Houston, Texas
February 18, 2015

Certified Public Accountant

BLP Advisors, LLC

Financial Statements

Statement of Financial Condition

As of and for the Year-Ended December 31, 2014

Assets	2014	2013
Current Assets:		
Cash	$ 30,687	$ 19,768
Prepaid Expenses	3,040	3.328
Total Current Assets	33,727	23,096
Property and Equipment		
Website	13,099	$ 13,099
Computer Equipment	11,203	11,203
Software	646	646
Furniture and Fixtures	2.547	2.547
Less: Accumulated Depreciation	(26.496)	(25,772)
Net Property and Equipment	999	1,723
Total Assets	$ 34,726	$ 24,819
Liabilities and Members Equity		
Liabilities:		
Credit Card	$ 1,699	$ 0
Accrued Expenses & Deferred Revenues	4,105	4,076
Total Liabilities	5,804	4,076
Member's Equity:		
Member's Equity	28,922	20,743
Total Member's Equity		
Total Liabilities and Member's Equity	$ 34,726	$ 24,819

The accompanying notes are an integral part of these financial statements.

BLP Advisors, LLC
Financial Statements
Statement of Operations
As of and for the Year-Ended December 31, 2014

	2014	2013
Revenues:	$ 335,000	$ 3,000
Financial Advisory Fees	6,868	3,840
Other Revenue		
	341,868	6,840
Total Revenue		
Cost of Revenues:		
Resource Partner Distributions	302,338	0
Gross Profit	39,530	6840
Operating Expenses:		
Professional Services	13,386	4,193
Travel, Meals and Entertainment	1,455	89
Supplies	1,534	427
Information Technology	1,433	215
Telephone	2,007	60
Licenses and Fees	9,772	6,061
Business Development	0	0
Casual Labor	724	292
Depreciation	561	1,551
Bank Charges	561	235
Total Operating Expenses	31,352	13,123
Net Income	$ 8,179	$ (6,283)

The accompanying notes are an integral part of these financial statements.

BLP Advisors, LLC
Financial Statements
Statement of Cash Flows
As of and for the Year-Ended December 31, 2014

	2014	2013
Cash Flows from Operating Activities:		
Net Income (Loss)	$ 8,179	$ (6,283)
Adjustments to reconcile Net Income to net cash provided by operations:		
Prepaid Expense	288	(768)
Credit Cards	1,699	0
Accrued Expenses & Deferred Revenues	29	538
Net Cash Provided (Used) by Operating Activities:	10,195	(6,513)
Cash Flows from Investing Activities:		
Accumulated Depreciation	724	1,551
Contributions Received from Member	0	4,591
Net cash provided by investing activities:	724	6,142
Net cash increase (decrease) for the period	10,919	(371)
Cash at beginning of period:	19,758	20,139
Cash at end of period:	$ 30,687	$ 19,758

The accompanying notes are an integral part of these financial statements.

Financial Statements

Statement of Changes in Ownership Equity

As of and for the Year-Ended December 31, 2014

Member's Equity Beginning of Year	$20,743
Net Income	8,179
Member's Equity End of Year	$28,922

The accompanying notes are an integral part of these financial statements.

BLP Advisors, LLC
Notes to Financial Statements
As of and for the Year-Ended December 31, 2014

NOTE 1 – General

BLP Advisors, LLC (the "Company") is a Limited Liability Company formed in the State of Delaware in 2001 and is taxed as a sole proprietorship (See Note No. 3). On May 1, 2009, BlueLake Partners, LLC filed a certificate of amendment with the State of Delaware to change the company name to BLP Advisors, LLC. The Company operates as a provider of corporate advisory services. The Company offices are located in Londonderry, New Hampshire.

NOTE 2 – Summary of Significant Accounting Policies:

A. Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting. Under that basis, revenues are recognized when earned, and expenses are recognized when the obligation is incurred.

B. Estimates and Assumptions
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

C. Accounts Receivable
Accounts receivable are reported at net realizable value. Net realizable value is equal to the gross amount of accounts receivable less an estimated allowance for un-collectible accounts. Historically, the Company has not experienced material write-offs, and therefore, has not established an allowance account.

D. Depreciation
The Company's assets are recorded at historical cost and depreciated for book purposes over the following useful lives:

	Years
Computer Equipment and Software	3-5
Furniture and Fixtures	7

E. Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with maturity of three months of less to be cash equivalents. At December 31, 2014, the Company had no cash equivalents.

F. Advertising

The Company follows the policy of charging the costs of advertising to expense as they are incurred. Advertising expense was $0 for the year ended December 31, 2014.

NOTE 3 – Income Tax Matters

The Company is a Limited Liability Company (LLC), which operates as a proprietorship for federal and state income purposes. Since a proprietorship is not a federally taxable entity, no federal income tax expense has been recorded in these financial statements. The Company, however, is still liable for state taxes.

The Company's evaluation on December 31, 2014 revealed no uncertain tax positions that would have a material effect on the financial statements. The Company's tax returns are subject to possible examination by the taxing authorities. For federal and state purposes the tax returns essentially remain open for possible examination for a period of three years after the respective filing deadlines of those returns.

NOTE 4 – Concentration of Credit Risk
Cash includes cash on hand and deposits held in commercial bank accounts. Cash in these accounts at times could exceed the insured limit set by the Federal Deposit Insurance Corporation ("FDIC"). The Company's management believes this risk is minimal.

NOTE 5 – Subsequent Events

Subsequent events have been evaluated thru February 18, 2015, which is the date the financial statements were available to be issued.

BLP Advisors, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2014

Computation of Net Capital

Stockholder's Equity			$ 28,922
Non-Allowable Assets			
Prepaid Expenses		$3,039	
Property and Equipment, net		$ 999	
Total Non-Allowable Assets		$4,038	
Haircuts on Securities Positions			
Securities Haircuts	$ NA		
Undue Concentration Charges	NA		
Total Haircuts on Securities Positions		$ NA	
Net Allowable Capital			$24,884

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 5,000
Minimum Dollar Net capital Requirement of Reporting Broker-Dealer	5,000
Net Capital Requirement	5,000
Excess Net Capital	19,884

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 5,804
Percentage of Aggregate Indebtedness to Net Capital	23%

Computation of Reconciliation of Net Capital

Net Capital Computed on FOCUS IIA as of December 31, 2014	$ 26,521
Adjustments	
Increase (Decrease) in Equity	(1,341)
(Increase) Decrease in Non-Allowable Assets	(296)
(Increase) Decrease in Securities Haircuts	NA
Net Capital per Audit	$ 24,884
Reconciled Difference	-

BLP Advisors, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2014

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2014 the Company had net capital of $24,884 which was $19,884 in excess of its required net capital of $5,000. The Company's net capital ratio was 23.3%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule [15c3-3(k)(2)(ii)]; All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

BLP Advisors, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2014

Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

BLP Advisors, LLC
19 Welch Rd
Londonderry, NH 03053
603-437-0198

February 16, 2015

Nathan T. Tuttle
1901 Post Oak Park Dr $4202
Houston, TX 77027-3339

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief BLP Advisors, LLC.

1. BLP Advisors, LLC claims exemption 15c3-3(k)(2)(i) from 15c3-3;
2. BLP Advisors, LLC has met the identified exemption from January 1, 2014 through December 31, 2014 without exception, unless, if applicable, as stated in number 3, below;
3. BLP Advisors, LLC has had no exceptions to report this fiscal year.

Regards,

Margaret S.C. Johns
Member, Managing Director

February 16,. 2015

N L Tuttle, CPA

14220 Park Row
Suite 831
Houston, TX 77084

Off: (713) 256-1084
Fax: (832) 426-5786
tuttnat@yahoo.com

EXEMPTION REVIEW REPORT

February 18, 2015

Margaret Johns
Blue Lake Partners, LLC
19 Welch Road
Londonderry, New Hampshire 03053-2407

Dear Ms. Johns:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Blue Lake Partners, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Blue Lake Partners, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) "will not hold customer funds or safe-keep customer securities." Blue Lake Partners, LLC stated that Blue Lake Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Blue Lake Partners, LLC's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Blue Lake Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)*(2)(i)* of Rule 15c3-3 under the Securities Exchange Act of 1934.

Nathan P. Tuttle

Houston, Texas
February 18, 2015